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SEC FILE NUMBER
8- 48403

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 2 4 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PERRIN HOLDEN & DAVENPORT CAPITAL CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Hanover Square, Mezzanine Level
(No. and Street)

New York, (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Hoffman (212)566-5100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAGAN & BURNS CPA's PC
(Name — if individual, state last, first, middle name)

120 Broadway Suite 940 (Address) New York (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Hoffman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perrin, Holden Davenport Capital Corp, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

NELSON M. BRAFF
Notary Public State of New York
No. 02BR4735472
Qualified in New York County
Commission Expires 2007

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAGAN & BURNS
CPA's, P.C.

1?0 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Perrin, Holden & Davenport Capital Corp.

We have audited the accompanying statement of financial condition of Perrin, Holden & Davenport Capital Corp. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity deficiency, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, which have been prepared on the basis of accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perrin, Holden & Davenport Capital Corp. as of December 31, 2005, and the results of its operations and retained earnings and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Hagan & Burns
CPA's PC

Hagan & Burns CPA's P.C.

New York, New York
February 15, 2006

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

Assets	
Cash and cash equivalents	$ 79,938
Receivable from clearing broker	410,445
Securities owned, at market value	1,421
Deposit with clearing broker	100,286
Property and equipment - net of accumulated depreciation and amortization of $289,796	32,084
Other assets	40,928
Total Assets	$ 665,102
Liabilities And Stockholders' Equity Deficiency	
Liabilities	
Accrued expenses and other liabilities	$ 236,885
Total Liabilities	236,885
Commitments And Contingent Liabilities	
Liabilities subordinated to claims of general creditors	480,575
Stockholders' Equity Deficiency	
Common stock, $0.01 par value, 20,000 shares Authorized, 110.848 shares issued and outstanding	1
Additional paid in capital	190,335
Retained earnings (deficit)	(242,694)
Total Stockholders' Equity Deficiency	(52,358)
Total Liabilities And Stockholders' Equity Deficiency	$ 665,102

The accompanying notes are an integral part of these financial statements.

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Revenue	
Commissions	$ 3,174,039
Trading	123,799
Investment banking	203,500
Interest and dividends	103,265
Fees and rebates	327,739
Total Revenue	3,932,342
Expenses	
Employee compensation and related expenses	2,705,274
Promotional costs	72,871
Interest expense	7,809
Clearance fees	149,058
Occupancy	170,254
Professional fees	105,361
Depreciation and amortization	4,111
Other expenses	773,377
Total Expenses	3,988,115
(Loss) From Operations	(55,773)
Other Income	
Forgiveness of interest due on liabilities subordinated to claims of general creditors	131,430
Income Before Provision For Income Taxes	75,657
Provision For Income Taxes	(11,524)
Net Income	$ 64,133

The accompanying notes are an integral part of these financial statements.

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY DEFICIENCY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Stockholders' Equity Deficiency Beginning of year	$ 1	$190,335	$ (306,827)	$ (116,491)
Net Income			64,133	64,133
Stockholders' Equity Deficiency End of year	$ 1	$190,335	$(242,694)	$ (52,358)

The accompanying notes are an integral part of these financial statements.

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2005

Subordinated Liabilities	
Beginning of year	$ 589,242
Increase:	
Accrued interest allowable as subordinated liability	3,862
Decrease:	
Payment of subordinated liabilities	(25,000)
Forgiveness of interest allowable on subordinated liabilities	(87,529)
Subordinated Liabilities	
End of year	$ 480,575

The accompanying notes are an integral part of these financial statements.

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash Flows Provided By Operating Activities:	
Net income	$ 64,133
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	4,111
Forgiveness of interest on subordinated loans	(131,430)
Changes in operating assets and liabilities	
Receivable from clearing broker	92,177
Marketable securities, at market value	(1,268)
Other assets	36,741
Accrued liabilities	(14,734)
Net Cash Provided By Operating Activities	79,198
Cash Flows Used By Investing Activities:	
Purchase of fixed assets	(34,282)
Cash Flows Used By Financing Activities:	
Repayment of subordinated loan	(25,000)
Cash Used By Financing Activities	(25,000)
Net Decrease In Cash And Cash Equivalents	19,916
Cash And Cash Equivalents, Beginning of Year	60,022
Cash And Cash Equivalents, End of Year	$ 79,938
Supplemental Disclosures:	
Income taxes paid during 2005	$ 10,497
Interest paid during 2005	$ 3,457

The accompanying notes are an integral part of these financial statements.

NOTE 1--Business And Summary Of Significant Accounting Policies

Perrin, Holden & Davenport Capital Corp. (the "Company") was incorporated under the laws of the state of New York on February 7, 1995. The Company is engaged primarily in brokerage, investment advisory services, investment banking, and hence is registered under the rules of the Securities and Exchange Act of 1934. The Company commenced operations on May 1, 1996.

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2)(ii).

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

Securities transactions and related revenues are recorded in the financial statements on a settlement-date basis; however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as short-term deposits.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are valued at market value. The resulting difference between cost and market is included in current income.

Property and Equipment

Property and equipment are recorded at cost and depreciation is provided principally using accelerated depreciation methods for both book and tax purposes.

NOTE 2--Due From Clearing Broker

The Company's clearing operations are provided by one broker. At December 31, 2005 the amount receivable from clearing broker reflected in the Statement of Financial Condition is due from this clearing broker in connection with such services. The clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete those security transactions.

NOTE 3--Property And Equipment

Property and equipment at December 31, 2005 are comprised of the following:

Furniture and fixtures	$ 134,107
Machinery and equipment	186,773
Leasehold improvement	1,000
	321,880
Less: accumulated depreciation and amortization	289,796
	$ 32,084

NOTE 4--Commitments And Contingent Liabilities

At December 31, 2005, the Company is obligated under a lease for office and storage space, which expires on May 31, 2008. The lease provides for increases in operating expenses over base year amounts.

Approximate future minimum annual rental payments under the lease are as follows:

Year Ending December 31	
2006	153,000
2007	153,000
2008 – 2009	63,750
	$ 369,750

Rent expense for the year ended December 31, 2005 approximated $170,254. The increase of $17,254 between the actual rent expense incurred by the Company and the minimum annual rental payments reported are due to rent and porter wage escalation charges.

NOTE 4--Commitments And Contingent Liabilities (Continued)

The Company is subject to lawsuits and claims that arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such lawsuits and claims will not have a material adverse effect on the financial position of the Company. Further, the Company has an "error and omission" policy which provides substantial coverage.

NOTE 5--Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $354,991, which was $294,991 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was .67 to 1 at December 31, 2005.

NOTE 6--Liabilities Subordinated To Claims Of General Creditors

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Security and Exchange Commission's Uniform Net Capital Rule

Borrowings under subordinated agreements expire at various dates from May 1, 2006 through December 31, 2006 and bear interest at rates varying from 0% to 1%, as follows:

Expiration Date	Date Interest Rate	Principal Amount
12/31/12	1%	$ 308,927
12/31/12	0%	45,000
12/31/12	1%	126,648
		$480,575

During the year 2005, the lenders of the subordinated loans agreed to forgive $131,430 of accrued interest payable by the Company. The same amount is recognized as Other Income on the Statement of Operations.

NOTE 7--Income Taxes

The provision for income taxes consists of the following:

Federal	$ 0
New York State	497
New York City	11,027
Total	$ 11,524

NOTE 7--Income Taxes (Continued)

The New York City tax provision is based upon an alternative tax calculation involving the add back of salaries to stockholders owning more than 5% of the Company's stock.

As of December 31, 2005, the Company had Federal, State and City net operating loss carryforwards of approximately $78,163, $73,304 and $35,473 respectively, that will begin to expire in 2023.

NOTE 8--Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, net capital of not less than $100,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance –sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9—Concentration of Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experience any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Supplementary Information

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Net Capital	
Total stockholders' deficit	$ (52,358)
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	480,575
Total capital and allowable subordinated Liabilities	428,217
Deductions and/or charges	
Non-allowable assets	(73,013)
Net capital before haircuts on securities positions	355,204
Haircuts on securities positions	(213)
Net Capital	$ 354,991
Aggregate Indebtedness	
Items included in the statement of financial condition	
Accounts payable and accrued liabilities	$ 236,885
Computation Of Basic Net Capital Requirement	
Minimum net capital required	$ 100,000
Ratio: Aggregate indebtedness to net capital	.67 to 1

Note: The $518 decrease of net capital between this audited computation of net capital and that included in the Company's preliminary filings as of December 31, 2005 on Focus Part IIA is due to adjustments increasing non-allowable assets and decreasing to the Company's expenses.

HAGAN & BURNS
CPA's, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Perrin, Holden & Davenport Capital Corp.

In planning and performing our audit of the financial statements of Perrin, Holden & Davenport Capital Corp. for the year ended December 31, 2005 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission")we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve Systems, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hagan & Burns CPA's PC

Hagan & Burns CPA's, P.C.

New York, New York
February 15, 2006

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2005